UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

The Board of Directors of Nam Tai Property Inc. (the “Company”), a company incorporated under the laws of the British Virgin Islands, is providing the following updates. Unless otherwise indicated, references here to “$” are expressed in U.S. dollars.

Hong Kong Arbitration and Litigation Update

Set-Aside Proceedings

As previously disclosed in the Company’s filings with the Securities and Exchange Commission, on April 23, 2021 the arbitrator (the “arbitrator”) in the Company’s ongoing arbitration with Greater Sail Limited (“GSL”) in Hong Kong granted GSL an interim preservation order requiring, among other things, that the Company not dissipate the funds held by Triumph Commitment (Hong Kong) Limited, a subsidiary of the Company, in its Hong Kong Credit Suisse account (the “CS Account”) and any traceable proceeds of monies that GSL paid the Company under the previously disclosed private placement conducted in 2020 (whereby the Company issued and sold approximately 16.1 million shares of the Company for approximately $146.9 million). On April 29, 2021, GSL obtained an order before the High Court of the Hong Kong Special Administrative Region, Court of First Instance (the “Hong Kong Court”) enforcing the arbitrator’s interim preservation order (the “HK Preservation Order”). On April 6, 2023 the arbitrator issued a partial award, dismissing all of GSL’s claims against the Company, and on April 29, 2023, the arbitrator issued an order discharging the interim preservation order, effective as of May 8, 2023. The HK Preservation Order, however, remains in place.

Further, as previously disclosed, on April 20, 2023, GSL initiated proceedings before the Hong Kong Court to have the arbitrator’s first partial award set aside. In these proceedings, the Hong Kong Court was also asked to determine the status of the HK Preservation Order. A hearing took place on October 4, 2023, as scheduled. The Hong Kong Court adjourned the hearing and is scheduled to continue with the hearing on December 15, 2023.

Anti-Suit Injunction

As previously disclosed, in December 2021 GSL filed a lawsuit (the “GSL Shenzhen Litigation”) before the Shenzhen Intermediate People’s Court in the People’s Republic of China against the Company, Nam Tai Group Limited (“NTG”), Nam Tai Investment (Shenzhen) Co., Ltd. (“NTI”), and Zastron Electronic (Shenzhen) Co. Ltd. (“Zastron”), each of which are wholly owned subsidiaries of the Company, alleging that GSL owns (i) equity held by NTG in NTI representing a $45 million capital contribution, and (ii) equity held by NTI in Zastron representing a RMB$50 million capital contribution. On July 7, 2023, the arbitrator issued an anti-suit injunction ordering GSL to take all steps necessary to withdraw the GSL Shenzhen Litigation.

On August 29, 2023, GSL took out an application to set aside the arbitrator’s anti-suit injunction before the Hong Kong Court. The application is set to be heard on December 11, 2023.

West Ridge Update

As previously disclosed, on April 7, 2022, the British Virgin Islands Commercial Court in the Eastern Caribbean Supreme Court (the “BVI Court”) delivered a judgment against the Company and in favor of West Ridge Investment Company Limited (“West Ridge”) in the amount of $23.8 million (the “West Ridge Judgment”). The West Ridge Judgment stemmed from a settlement and indemnity agreement between the Company and West Ridge. As further disclosed, on July 27, 2023, the Eastern Caribbean Court of Appeal dismissed the Company’s appeal and affirmed the West Ridge Judgement. The BVI Court has also awarded West Ridge legal fees and costs associated with this litigation; however, these costs are yet to be quantified.

On October 9, 2023, the BVI Court entered an order staying West Ridge’s enforcement of both the West Ridge Judgment as well as the forthcoming legal fees and costs order. Pursuant to the stay, the Company is required to set aside funds sufficient to satisfy the West Ridge Judgement and the forthcoming legal fees and costs order from the CS Account into an escrow account once the Hong Kong Court has lifted the HK Preservation Order over the CS Account.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2023

NAM TAI PROPERTY INC.

By:	/s/ Yu Chunhua
Name:	Yu Chunhua
Title:	Chief Executive Officer